Exhibit 99.(n)(2)

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in this Registration Statement (Form N-2) of PGIM Private Real Estate Fund, Inc., of our report dated January 31, 2023 relating the financial statements of PPREF/RP East Gate Holdings, LLC and Subsidiary as of December 31, 2022, which are comprised of the consolidated balance sheet as of December 31, 2022 and the related consolidated statements of operations, members’ equity and cash flows for the period of November 2, 2022 (Inception) to December 31, 2022, and the related notes to consolidated financial statements and to the reference to us under the heading “Financial Statements” in the Statement of Additional Information, which is part of such Registration Statement.

/s/ MN Blum, LLC

Rockville, Maryland

April 27, 2023